Filed Pursuant to Rule 433

Registration Statement 333-163050

Relating to Prospectus Supplement dated January 17, 2012

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 0816-02886

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

January 20, 2012

Panama, Republic of Panama—Reference is made to the Cash Invitation and the Exchange Invitation (collectively, the “Offers”) made by the Republic of Panama on January 17, 2012 to the holders of its 7.250% Global Bonds due 2015 (ISIN: US698299AU88; CUSIP: 698299AU8; Common Code: 020635525). The Republic announced today that it would hold an auction of domestic bonds on January 25, 2012 in an indicative amount of $200 million, subject to upsizing if demand warrants to a maximum of $300 million. The government stated that the proceeds of the offering, if consummated, would be directed to the satisfaction of the Financing Condition, as defined in the Offers, and to finance budgetary requirements for its 2012 fiscal year.

Important Notice Regarding Exchange Invitation

Panama is making the Exchange Invitation only in those jurisdictions where it is legal to do so. The Exchange Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Exchange Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

Important Notice for Non-U.S. Holders

Beneficial holders outside of the United States may not be eligible for the Exchange Invitation. Holders outside of the United States should go to www.bondcom.com/panama to verify their eligibility and obtain access to the Prospectus. EACH BENEFICIAL HOLDER IN THE EUROPEAN UNION, BY REQUESTING ACCESS TO THE PROSPECTUS OR TAKING ANY OTHER ACTION TO PARTICIPATE IN THE EXCHANGE INVITATION, SHALL BE DEEMED TO REPRESENT AND WARRANT TO PANAMA, THE JOINT DEALER MANAGERS AND THE INFORMATION AND EXCHANGE AGENT THAT IT IS A QUALIFIED INVESTOR (AS DEFINED IN THE PROSPECTUS DIRECTIVE). Prospectus Directive shall mean Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The Exchange Invitation is made on the basis that the transactions contemplated by the Exchange Invitation in any Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of bonds which are the subject of the transactions contemplated by the Exchange Invitation, may only do so in circumstances in which no obligation arises for Panama or either of the joint dealer managers to produce a prospectus for such offer pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Panama nor the joint dealer managers has authorized, or hereby authorizes, the making of any offer or invitation in circumstances in which an obligation arises for Panama or either of the joint dealer managers to publish a prospectus for such offer or invitation. Holders in the Relevant Member State will be required to make certain representations and warranties including those with respect to their status as qualified investors (as defined in the Prospectus Directive) before participating in the Exchange Invitation.

In the United Kingdom this document and the Exchange Invitation are addressed solely to (a) persons with professional experience in matters relating to investments who fall within Article 19(5) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); and (ii) persons falling within Article 49(2)(a) to (d) of the Order (such a person, a “relevant person”). In the United Kingdom, a person other than a relevant person should not act or rely on this document or the Prospectus or any of their contents. In the United Kingdom, any investment or investment activity to which this document or the Prospectus relates is available only to relevant persons and will be engaged in only with such persons.

In any non-U.S. jurisdictions where the Exchange Invitation is subject to restrictions under the local laws and regulations, holders of the 2015 Bonds shall be required to and deemed to make certain representations and warranties including those related to their status as eligible holders before having access to the offering materials relating to the Exchange Invitation and before submitting their offers.

Important Information for U.S. Persons

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Prospectus and the Prospectus Supplement referred to above may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312512013876/d283811d424b3.htm. Alternatively, the joint dealer managers or the information and exchange agent will arrange and send you the prospectus if you request it by calling any of Goldman, Sachs & Co. toll-free at 1-800-828-3182, Citigroup Global Markets Inc. toll-free at 1- 800-558-3745 or the information and exchange agent toll free at 1-888-385-2663.

Important Notice Regarding Cash Invitation

Panama is making the Cash Invitation only in those jurisdictions where it is legal to do so. The Cash Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Cash Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Cash Invitation do not constitute, and may not be used in connection with, a solicitation in any place where solicitations are not permitted by law. If a jurisdiction requires that the Cash Invitation be made by a licensed broker or dealer and either Joint Dealer Manager or any affiliate of a Joint Dealer Manager is a licensed broker or dealer in that jurisdiction, the Cash Invitation shall be deemed to be made by such Joint Dealer Manager or such affiliate on behalf of Panama in that jurisdiction.

Important Notice for Non-U.S. Holders

In the United Kingdom this document and the Cash Invitation are addressed solely to (a) persons with professional experience in matters relating to investments who fall within Article 19(5) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); and (ii) persons falling within Article 49(2)(a) to (d) of the Order (such a person, a “relevant person”). In the United Kingdom, a person other than a relevant person should not act or rely on this document or the Cash Invitation or any of their contents. In the United Kingdom, any investment or investment activity to which this document or the Cash Invitation relate is available only to relevant persons and will be engaged in only with such persons.

In any non-U.S. jurisdictions where the Cash Invitation is subject to restrictions under the local laws and regulations, holders of the 2015 Bonds shall be required and deemed to make certain representations and warranties including those related to their status as eligible holders before having access to the offering materials relating to the Cash Invitation and before submitting their offers.